STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Gobekli Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

"This Corporation is authorized to issue two types of stock designated "Class A Common Stock" and "Class B Common Stock". The two will have the same rights and powers of, rank equally to, share ratably with, be subject to the same limitations as, and otherwise be identical in all respects and as to all matters to Common Stock.

The Corporation is authorized to issue 10,000,000 shares of Class A Common Stock, all of which shall be Common Stock, par value $0.00001 per share.

The Corporation is authorized to issue 250,000 shares of Class B Common Stock, all of which shall be Common Stock, par value $0.00001 per share.

The Corporation shall not issue any share or shares of Class B Common Stock unless through the online funding portal hosted by NetCapital Funding Portal Inc. (or its successors), unless otherwise approved by the Board of Directors of the Corporation."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 20th day of January, 2022.



By: _____

Authorized Officer

Title: President/CEO_____

Name: Daniel Done_____

Print or Type

Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "GOBEKLI INC.",
FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D.
2020, AT 5:10 O`CLOCK P.M.*

*A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.*



Jeffrey W. Bullock, Secretary of State



7828835 8100
SR# 20200729838

Authentication: 202317333
Date: 02-04-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 01/31/2020
FILED 05:10 PM 01/31/2020
SR 20200729838 - File Number 7828835

CERTIFICATE OF INCORPORATION
OF
GOBEKLI INC.

ARTICLE I.

The name of this corporation is GoBekli Inc. (the "***Corporation***").

ARTICLE II.

The name and address of the registered agent for service of process of the Corporation in the State of Delaware is Capitol Services, Inc., 1675 South State Street, Suite B, Dover, Kent County, Delaware 19901.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "***DGCL***").

ARTICLE IV.

This Corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, all of which shall be Common Stock, par value $0.00001 per share.

ARTICLE V.

A. ***Limitation of Director's Liability***. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. ***Indemnification of Directors and Officers***. To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of, and advancement of expenses to, directors, officers, employees and other agents of this Corporation and any other persons to which the DGCL permits this Corporation to provide indemnification.

C. ***Repeal or Modification***. Any repeal or modification of this Article V, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of this Corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

ARTICLE VI.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VII.

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII.

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE IX.

The name of the Corporation's incorporator is **Kevin Chou**, and the incorporator's mailing address is Egan Nelson LLP, 1601 5th Avenue, Suite 1100, Seattle, WA 98101.

* * * * *

IN WITNESS WHEREOF, this Certificate of Incorporation has been signed by the incorporator of the Corporation on this 31st day of January, 2020.

By: /s/Kevin Chou
Kevin Chou
Incorporator